UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

August 31, 2020
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

350 Fifth Avenue, Suite 4740, New York, New York 10118

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

October 22, 2020

We, as members of management of Daxor Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2020, and from January 1, 2020 through August 31, 2020.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2020, and from January 1, 2020 through August 31, 2020, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Michael Feldschuh
Michael Feldschuh
President and Chief Executive Officer

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Board of Directors of

Daxor Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Daxor Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2020. Management is responsible for the Company’s assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the “specified requirements”). Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion. Included among our procedures were the following tests performed as of August 31, 2020, and with respect to agreement of security purchases and sales, for the period from January 1, 2020 (the date of our last examination, December 31, 2019) through August 31, 2020:

●	Confirmation of all securities held by institutions in book entry form with UBS Financial Services, Inc.

●	Reconciliation of all such securities to the books and records of the Company and the Custodian.

●	Agreement of a representative sample of 16 security transactions for the period from January 1, 2020 through August 31, 2020 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management's assertion that Daxor Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2020, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York

October 22, 2020